November 6, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	United Community Bancorp

Registration Statement on Form S-1

Withdrawal of Request for Acceleration of Effectiveness

File No. 333-172827

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-1, United Community Bancorp hereby requests that its Request for Acceleration of Effectiveness dated November 5, 2012 be withdrawn effective immediately.

If you have any questions regarding this request, please telephone Edward G. Olifer, Esq. of Kilpatrick Townsend & Stockton LLP at 202.508.5852.

Very truly yours,

UNITED COMMUNITY BANCORP

/s/ William F. Ritzmann

William F. Ritzmann
President and Chief Executive Officer

cc:	David Lin, Securities and Exchange Commission